HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                               December 31, 1997



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the three months ended December 31, 1997 decreased $8,469 as compared to the three month period ended December 31, 1997.

          Interest income decreased $25,981 and interest expense decreased $24,695. These decreases were the result of the contract receivable for sale of Tanglefoot Apartments being paid in full and part of the proceeds being used to pay off the mortgage payable.

          Management fees increased $3,250. Three months management fees were paid in 1997 and only two months were paid in 1996.

          Other operating expenses increased $3,573. This increase is due primarily to repairs to properties being sold on contract.